April 5, 2007



To: Maxim Employees

Fr: Tunç Doluca

Re: **Program to allow you to exchange stock options**

I am writing to personally thank you for your patience as we work through the recent issues that have caused Maxim to suspend its equity programs. The Board of Directors and I are committed to completing the required restatement of past financial results as quickly as possible so that these programs may be restored.

I would also like to let you know about an exciting program that our Board is considering to allow employees the opportunity to exchange their vested and unvested stock options (ESOs) for some combination of restricted stock units (RSUs) and new stock options. This program would be similar to, but not exactly the same as, the program Maxim offered in February 2006 in which employees were allowed to exchange vested options with an exercise price above a certain level for RSUs. The specific details of this planned program, such as the exchange ratio, the structure regarding RSU and ESO choices and the vesting of new awards have not been determined yet; I expect them to be determined at about the time the restatement is completed.

We intend for this option exchange program to be made available to you in 2007 shortly after we finish the restatement of our past financial statements and file our Annual Report on Form 10-K for fiscal year 2006 and quarterly reports on Form 10-Q for fiscal year 2007 with the Securities and Exchange Commission. We are diligently working on the restatement and the preparation of such reports but I am not able to predict when this project will be completed.

The Board also intends for this planned option exchange program to be structured to cure unfavorable tax consequences on mis-priced options under Internal Revenue Code Section 409A for US based employees.

In the near future, I will communicate to you additional details concerning this planned exchange program. Equity participation is one of the foundations of the success of our Company, and the Board is committed to continuing to issue equity awards in the future. It is our current intention to make this exchange program available to you and I am hoping that unforeseen circumstances will not prevent us from offering this program.

Tunç Doluca
President and Chief Executive Officer

The planned program described will involve a formal tender offer by the Company to exchange outstanding options. You will be notified when that tender offer commences. You are advised to read the tender offer statement when it is available because it will contain important information with respect to the exchange and your stock options. The actual tender offer documents will be delivered to all affected employees when the tender offer commences, and those documents and other filed documents of Maxim will also be available for free at the securities and exchange commission's public website.